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                                                              Exhibit 99.2

                             [Intensiva Letterhead]

                                                              November 17, 1998

To Our Stockholders:

  On behalf of the Board of Directors of Intensiva HealthCare Corporation (the "Company"), I am pleased to inform you that on November 9, 1998 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Select Medical Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary Select Medical of Mechanicsburg, Inc., a Delaware corporation ("Purchaser"). Pursuant to the Merger Agreement, Purchaser today has commenced a cash tender offer (the "Offer") to purchase all outstanding shares of common stock of the Company, par value $.001 per share (the "Shares"), at $9.625 per share, net to the seller in cash, without interest. Under the Merger Agreement, upon satisfaction of certain conditions, the Offer will be followed by a merger (the "Merger") in which any Shares not tendered pursuant to the Offer will be converted into the right to receive $9.625 per Share in cash, without interest.

  THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, Wasserstein Perella & Co., that, based upon and subject to the matters discussed therein, including the various assumptions and limitations set forth therein, as of the date of such opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair to such holders from a financial point of view.

  In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated November 17, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions for tendering your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                                 /s/ David W. Cross
                                          _____________________________________
                                                     David W. Cross
                                              President and Chief Executive
                                                         Officer